CLASS S SHARES AMENDMENT
TO
SELLING AGREEMENT

This Amendment is effective as of __________, 201_ by and between Principal Funds Distributor, Inc. (“PFD”), and (“Counterparty”), and amends the Selling Agreement (the “Agreement”) entered into as of ______.

WHEREAS, the parties desire to amend the Agreement to add class S Shares of the Capital Securities Fund of Principal Funds, Inc. for the limited use described below.

NOW, THEREFORE, the parties hereto agree as follows:

1. Class S Shares of the Capital Securities Fund of Principal Funds, Inc. (the “Fund”) are hereby added to the Agreement for the limited purposes described below.

2. Subject to the terms of the applicable prospectus, Counterparty understands and agrees:

(a)	Eligibility to invest in and own class S Shares is limited to Eligible Wrap Accounts, as defined in the class S Shares prospectus; and

(b)
Only wrap-fee program accounts as to which Spectrum Asset Management, Inc. (“Spectrum”) and/or Principal Global Investors, LLC (“PGI”) have an agreement to provide advisory or sub-advisory services are eligible to purchase class S Shares, and only to the extent advised or sub-advised by Spectrum and/or PGI; and

(c)
If the wrap-fee account’s use of Spectrum and/or PGI terminates, the wrap-fee account will cease to be an Eligible Wrap Account and the class S Shares in the wrap-fee account shall promptly be tendered to the Fund for redemption; and

(d)	Class S Shares may not be transferred in-kind to any other firm.

3. Counterparty represents and warrants that it has adopted and implemented, and will maintain, processes and procedures reasonably designed to ensure that class S Shares are promptly tendered to the Fund for redemption: (i) to the extent the class S Shares are no longer held in an Eligible Wrap Account and (ii) to the extent holding such class S Shares is no longer advised or sub-advised by Spectrum and/or PGI. In the event Counterparty fails to promptly tender such class S Shares to the Fund for redemption and the Fund becomes aware of such failure, Counterparty hereby authorizes the Fund to redeem the relevant class S Shares in such circumstances without further authorization or instruction from Counterparty.

4. Upon request, Counterparty will certify in writing to PFD that: (i) all class S Shares are held in Eligible Wrap Account(s) and (ii) the amount of class S Shares held in each Eligible Wrap Account. If Counterparty cannot accurately make such certification, Counterparty shall promptly take appropriate steps so that it can accurately make such certification.

5. No compensation of any kind pertaining to class S Shares will be payable pursuant to the Agreement. No compensation of any kind (including shareholder servicing fees, revenue sharing, and any other compensation) pertaining to class S Shares will be payable by PFD or any of its affiliates based on any agreement between PFD and Counterparty, or any of their affiliates.

6. Either party may terminate this Amendment at any time upon thirty (30) days prior written notice to the other party. Counterparty agrees that any such termination, by either party, shall constitute a request by Counterparty to redeem all class S Shares of the Capital Securities Fund held by or for the benefit of clients of Counterparty effective as of such termination date, unless PFD agrees in writing to an extension of such redemption of Shares.

7. Capitalized terms used in this Amendment that are not otherwise defined in this Amendment, shall have the meaning as provided in the Agreement.

8. Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above.

PRINCIPAL FUNDS             __________________________
DISTRIBUTOR, INC.            [Name of Counterparty]

By: _____________________________    By: _____________________________
Name:                        Name:
Title:                          Title:

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